SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
of the Securities Exchange Act of 1934

For: November 29, 2006	Commission File Number: 1-15226

ENCANA CORPORATION
(Translation of registrant’s name into English)
1800, 855 - 2nd Street SW
Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ____       Form 40-F    ✓
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ____       No    ✓
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

DOCUMENTS FILED AS PART OF THIS FORM 6-K
See the Exhibit Index to this Form 6-K.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 29, 2006

ENCANA CORPORATION
(Registrant)

By:	/s/ Linda Mackid

Name: Linda Mackid
Title: Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.

99.1	The following Prospect Disclosure Statements were filed on November 29, 2006 with the securities regulatory authorities in Canada as supporting filings under Section 5.9 of National Instrument 51-101 in respect of disclosure which EnCana Corporation may make from time to time of anticipated results from subsidiary prospects for the following resources plays:

	-	Christina Lake (McMurray) Bitumen Play – November 29, 2006

	-	Foster Creek (McMurray) Bitumen Play – November 29, 2006

EnCana Corporation
Prospect Disclosure Statement
Christina Lake (McMurray) Bitumen Play – November 29, 2006
This disclosure statement is being filed with the securities regulatory authorities in Canada as a supporting filing under section 5.9 of National Instrument 51-101 in respect of disclosure which EnCana Corporation (“EnCana”) may make from time to time of anticipated results from its subsidiary’s prospect known as the Christina Lake Bitumen Play. Christina Lake is one of EnCana’s resource plays.
The following is in response to the items listed in section 5.9 of National Instrument 51-101:
(a)	Location and basin name:

Centered on Township 76, Range 6 West of 4th Meridian, located in the Athabasca Oilsands Area of northeast Alberta in the Western Canadian Sedimentary Basin.

(b)	Gross and net interest in the property:

EnCana’s current operations are located in an area of approximately 8 sections (5,120 acres), where it holds a 100% working interest. EnCana also holds approximately 175,000 net acres in the surrounding area, including 165,000 net acres of oilsands rights. This play is the subject of a pending partnership with ConocoPhillips as announced on October 5, 2006, with an expected effective date of January 2, 2007.

(c)	Interest expiry date:

EnCana initially held the core area lands on a 5 year permit term which has been converted to a 15 year oilsands lease which is essentially extended to the life of the play due to additional drilling and production. Other land held in the immediate vicinity is held under permits and leases.

(d)	Target zone name, geologic age and lithology:

McMurray Formation, Lower Cretaceous, highly permeable quartzose sands.

(e)	Distance to the nearest analogous commercial production:

Foster Creek (EnCana) is approximately 45 miles away.

(f)	Product types reasonably expected:

Bitumen, 8.5 degrees API.

Prospect Disclosure Statement - Christina Lake (McMurray) – November 29, 2006
(g)	Range of Pool or Field Sizes:

Independent estimates indicate 15 billion barrels (gross before royalty) of original bitumen in place, of which 7.2 billion barrels are considered to be exploitable using SAGD technology. Of this 7.2 billion barrel resource, 4.2 billion barrels (net after royalty) are estimated as economically recoverable as of July 1, 2006. This resource is expected to be sufficient to support the 2015 target rate of 190,000 bbls/d of production for approximately 60 years.

(h)	Depth of the target zone:

Approximately 1,250 feet TVD (true vertical depth).

(i)	Estimated cost to drill a well to the target depth and test:

Approximately US$2-3 million to drill, complete and tie-in a horizontal well pair (one steam injector and one producer) to the McMurray Formation target zone.

(j)	Reasonably expected drilling commencement and completion dates:

Drilling operations are ongoing on this resource play with EnCana’s long-range plan calling for exploitation and development through at least 2025.

(k)	Anticipated prices to be received for each product type reasonably expected:

This product sells at a discount to Lloydminster Blend (LLB).

(l)	Reasonably expected marketing and transportation arrangements:

This production is currently blended with synthetic crude or condensate to form “Dilbit” or “Synbit” which is transported to market through existing pipeline systems.

(m)	Operator and relevant experience:

EnCana Oil & Gas Partnership, an indirect wholly-owned partnership of EnCana. EnCana is one of the largest independent exploration and production companies worldwide and has considerable experience in all aspects of exploration, exploitation and development associated with plays of this nature.

(n)	Risk and probability of success:

A significant portion of the Christina Lake field has been delineated through stratigraphic wells with a typical density of 16 wells per section. EnCana expects that the vast majority of horizontal injection and production well pairs to be drilled over the life of this development opportunity will be successful.

Prospect Disclosure Statement - Christina Lake (McMurray) – November 29, 2006
(o)	Positive and negative factors relevant to the expected results, pursuant to section 5.10:

The business of exploring for and producing oil and natural gas is inherently risky and uncertain. Some of these risks and uncertainties include, among other things: volatility of commodity prices; product supply and demand; imprecision of reserve estimates; timing and costs of wells and related production facilities; and price and availability of oil field services. What are believed to be the greater technical risks specific to this play are the presence of localized gas caps and/or bottom water.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this disclosure statement are forward-looking statements or information within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking statements”). Forward-looking statements in this disclosure statement include, but are not limited to: anticipated lease expiry dates; anticipated landholdings; the expected effective date of the pending partnership with ConocoPhillips; estimated original bitumen in place; estimated exploitable resources; estimated recoverable bitumen; anticipated production; estimated drilling costs; estimated drilling periods; anticipated prices; anticipated number of wells to be drilled; anticipated drilling success; anticipated marketing and transportation arrangements; and potential factors relevant to expected results. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the company’s ability to replace and expand oil and gas reserves; the ability of the company and ConocoPhillips to successfully negotiate and execute final definitive agreements relating to the integrated North American heavy oil business and the ability of the parties to obtain necessary regulatory approvals; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology; the company’s ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product

Prospect Disclosure Statement - Christina Lake (McMurray) – November 29, 2006
transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Furthermore, the forward-looking statements contained in this disclosure statement are made as of the date of this disclosure statement, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this disclosure statement are expressly qualified by this cautionary statement.

EnCana Corporation
Prospect Disclosure Statement
Foster Creek (McMurray) Bitumen Play – November 29, 2006
This disclosure statement is being filed with the securities regulatory authorities in Canada as a supporting filing under section 5.9 of National Instrument 51-101 in respect of disclosure which EnCana Corporation (“EnCana”) may make from time to time of anticipated results from its subsidiary’s prospect known as the Foster Creek Bitumen Play. Foster Creek is one of EnCana’s resource plays.
The following is in response to the items listed in section 5.9 of National Instrument 51-101:
(a)	Location and basin name:

Centered around Township 70, Range 4 West of 4th Meridian, located in the. Athabasca Oilsands Area of northeast Alberta in the Western Canadian Sedimentary Basin.

(b)	Gross and net interest in the property:

EnCana’s current development is located within a core area where it holds a 100% working interest in 59,000 acres over this play. EnCana also holds approximately 140,000 net acres in the surrounding area. This play is the subject of a pending partnership with ConocoPhillips as announced on October 5, 2006, with an expected effective date of January 2, 2007.

(c)	Interest expiry date:

These lands are located on the Cold Lake Air Weapons Range. EnCana’s lease is expected to cover the productive life of the reserves.

(d)	Target zone name, geologic age and lithology:

McMurray Formation, Lower Cretaceous, highly permeable quartzose sands.

(e)	Distance to the nearest analogous commercial production:

Christina Lake (EnCana) is approximately 45 miles away.

(f)	Product types reasonably expected:

Bitumen, 9.5 degrees API.

Prospect Disclosure Statement – Foster Creek (McMurray) – November 29, 2006
(g)	Range of Pool or Field Sizes:

Independent estimates indicate 29 billion barrels (gross before royalty) of original bitumen in place, of which 4.3 billion barrels are considered to be exploitable using SAGD technology. Of this 4.3 billion barrel resource, 2.4 billion barrels (net after royalty) are estimated as economically recoverable as of July 1, 2006. This resource is sufficient to support the 2015 target rate of 210,000 bbls/d of production for approximately 30 years.

(h)	Depth of the target zone:

1,500 feet TVD (true vertical depth) on average.

(i)	Estimated cost to drill a well to the target depth and test:

Approximately US$2-3 million to drill, complete and tie-in a horizontal well pair (one steam injector and one producer) to the McMurray Formation target zone.

(j)	Reasonably expected drilling commencement and completion dates:

Drilling operations are ongoing on this resource play with EnCana’s long-range plan calling for exploitation and development through at least 2025.

(k)	Anticipated prices to be received for each product type reasonably expected:

This product sells at a discount to Lloydminster Blend (LLB).

(l)	Reasonably expected marketing and transportation arrangements:

This production is currently blended with condensate to form “Dilbit” which is transported to market through existing pipeline systems.

(m)	Operator and relevant experience:

EnCana Oil & Gas Partnership, an indirect wholly-owned partnership of EnCana. EnCana is one of the largest independent exploration and production companies worldwide and has considerable experience in all aspects of exploration, exploitation and development associated with plays of this nature.

(n)	Risk and probability of success:

Significant portions of the Foster Creek field have been delineated through stratigraphic wells with a typical density of 16 wells (plus) per section. EnCana anticipates that the vast majority of horizontal development well pairs to be drilled over the life of this opportunity will be successful.

Prospect Disclosure Statement – Foster Creek (McMurray) – November 29, 2006
(o)	Positive and negative factors relevant to the expected results, pursuant to section 5.10:

The business of exploring for and producing oil and natural gas is inherently risky and uncertain. Some of these risks and uncertainties include, among other things: volatility of commodity prices; product supply and demand; imprecision of reserve estimates; timing and costs of wells and related production facilities; and price and availability of oil field services. What are believed to be the greater technical risks specific to this play are the presence of localized gas caps and/or bottom water.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this disclosure statement are forward-looking statements or information within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking statements”). Forward-looking statements in this disclosure statement include, but are not limited to: anticipated lease expiry dates; anticipated landholdings; the expected effective date of the pending partnership with ConocoPhillips; estimated original bitumen in place; estimated exploitable resources; estimated recoverable bitumen; anticipated production; estimated drilling costs; estimated drilling periods; anticipated prices; anticipated number of wells to be drilled; anticipated drilling success; anticipated marketing and transportation arrangements; and potential factors relevant to expected results. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the company’s ability to replace and expand oil and gas reserves; the ability of the company and ConocoPhillips to successfully negotiate and execute final definitive agreements relating to the integrated North American heavy oil business and the ability of the parties to obtain necessary regulatory approvals; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology; the company’s ability to

Prospect Disclosure Statement – Foster Creek (McMurray) – November 29, 2006
generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Furthermore, the forward-looking statements contained in this disclosure statement are made as of the date of this disclosure statement, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this disclosure statement are expressly qualified by this cautionary statement.